SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                       Legend International Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   52467C 10 0
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                                 (Cusip Number)

                              Joseph Isaac Gutnick
                                Renika Pty. Ltd.
                           Level 8, 580 St. Kilda Road
                       Melbourne, Victoria 8008 Australia
                             Tel: 011-613 8532 2860

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 19, 2006
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g) check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ].

     The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 52467C 10 0


1.   Name of Reporting Person
     S.S. of I.R.S. Identification No. of Above Person

     Renika Pty. Ltd.
     I.R.S. Employer Identification No.: Not Applicable

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [x]

3.   SEC Use Only...............................................................

4.   Source of Funds (see Instructions): OO

5.   Check if Disclosure of Legal Proceedings is Required

     Pursuant to Items 2(d) or 2(e)..........................................[ ]

6.   Citizenship or Place of Organization: Australia

Number of Shares
Beneficially owned by:              7.  Sole Voting Power:  None
--------------------------------------------------------------------------------
                                    8.  Shared Voting Power: 37,974,145
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                                    9.  Sole Dispositive Power:  None
--------------------------------------------------------------------------------
                                    10. Shared Dispositive power: 37,974,145
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person: 37,974,145 Shares.

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)...............................................[_]

13.  Percent of Class Represented by Amount in row (11): 76.03%

14.  Type of Reporting Person (See Instructions): CO

CUSIP NO. 52467C 10 0

1.   Name of Reporting Person
     S.S. of I.R.S. Identification No. of Above Person

     Joseph I. Gutnick
     I.R.S. Employer Identification No.: Not Applicable

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

          (a) [ ]
          (b) [x]

3.   SEC Use Only...............................................................

4.   Source of Funds (see Instructions): OO

5.   Check if Disclosure of Legal Proceedings is Required

     Pursuant to Items 2(d) or 2(e)..........................................[ ]

6.   Citizenship or Place of Organization: Australia

Number of Shares
Beneficially owned by:              7.  Sole Voting Power:    None
--------------------------------------------------------------------------------
                                    8.  Shared Voting Power: 46,819,145
--------------------------------------------------------------------------------
                                    9.  Sole Dispositive Power: None
--------------------------------------------------------------------------------
                                    10. Shared Dispositive power: 46,819,145
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person: 46,819,145 Shares.

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)...............................................[_]

13.  Percent of Class Represented by Amount in row (11): 93.7%

14.  Type of Reporting Person (See Instructions): IN

CUSIP NO. 52467C 10 0


1.   Name of Reporting Person
     S.S. of I.R.S. Identification No. of Above Person

     Stera M. Gutnick
     I.R.S. Employer Identification No.: Not Applicable

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

          (a) [ ]
          (b) [x]

3.   SEC Use Only...............................................................

4.   Source of Funds (see Instructions): OO

5.   Check if Disclosure of Legal Proceedings is Required

     Pursuant to Items 2(d) or 2(e)..........................................[ ]

6.   Citizenship or Place of Organization: Australia

Number of Shares
Beneficially owned by:              7.  Sole Voting Power:  None
--------------------------------------------------------------------------------
                                    8.  Shared Voting Power: 46,819,145
--------------------------------------------------------------------------------
                                    9.  Sole Dispositive Power:  None
--------------------------------------------------------------------------------
                                    10. Shared Dispositive power: 46,819,145
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person: 46,819,145 Shares.

12.  Check if the Aggregate Amount in Row (11) Excludes Certain

     Shares (See Instructions)...............................................[_]

13.  Percent of Class Represented by Amount in row (11): 93.7%

14.  Type of Reporting Person (See Instructions): IN


                                  Page 4 fo 10

CUSIP NO. 52467C 10 0


1.   Name of Reporting Person
     S.S. of I.R.S. Identification No. of Above Person

     Chabad House of Caulfield Pty Ltd.
     I.R.S. Employer Identification No.: Not Applicable

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

          (a) [ ]
          (b) [x]

3.   SEC Use Only...............................................................

4.   Source of Funds (see Instructions): OO

5.   Check if Disclosure of Legal Proceedings is Required

     Pursuant to Items 2(d) or 2(e)..........................................[ ]

6.   Citizenship or Place of Organization: Australia

Number of Shares
Beneficially owned by:              7.       Sole Voting Power:  None
--------------------------------------------------------------------------------
                                    8. Shared Voting Power: 8,845,000
--------------------------------------------------------------------------------
                                    9.       Sole Dispositive Power:  None
--------------------------------------------------------------------------------
                                    10. Shared Dispositive power: 8,845,000
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person: 8,845,000 Shares.

12.  Check if the Aggregate Amount in Row (11) Excludes Certain

     Shares (See Instructions)...............................................[_]

13.  Percent of Class Represented by Amount in row (11): 17.7%

14.  Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer

     Common Stock, par value $0.001 per share of Legend International Holdings, Inc. (the "Issuer"), whose executive offices are located at Level 8, 580 St. Kilda Road, Melbourne, Victoria 8008, Australia.

Item 2. Identity and Background

     (a)-(d) The undersigned hereby file this Schedule 13D statement on behalf of:

          (i) Renika Pty. Ltd. ("Renika") a private corporation engaged as the trustee of a private family investment trust.

          (ii) Joseph I. Gutnick ("JG"). JG is an officer, director and stockholder of Renika and an officer and director of Chabad House (defined below). JG's principal occupation is as the Chairman of the Board, President and Chief Executive Officer of Golden River Resources Corporation. JG is also the President of the Issuer. JG is also chairman of several publicly listed Australian corporations in the mining sector.

          (iii) Stera M. Gutnick ("SG", and together with "JG," the "Officers and Directors") is the wife of JG and a stockholder of Renika. JG is also a director of Chabad House.

          (iv) Chabad House of Caulfield Pty Ltd. ("Chabad House") is a private corporation that is the trustee of The Heichal Menachem Community Centre Fund, a charitable organization.

     (d) None of the persons referred to in Paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons referred to in Paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f)  Each of the  individuals  referred  to in  Paragraph  (a)  above is an
          Australian   citizen.   Renika   and  Chabad   House  are   Australian
          corporations.

Item 3. Source and Amount of Funds or Other Consideration.

     (i) On July 19 and July 21, 2006, Renika sold an aggregate of 11,295,000 shares of common stock in a private transaction to several purchasers at a purchase price of $0.50 per share, including 8,845,000 shares to Chabad House.

     (ii) On July 21, 2006, Renika exercised 34,778,220 options (the "Options") using a cashless exercise feature resulting in the issuance to Renika of 31,880,035 shares of Common Stock.


Item 4. Purpose of Transaction

     The sale of the Shares and the exercise of the options was for investment. Renika, the Officers and Directors and Chabad House may acquire additional shares of the Issuer from time to time and may dispose of any or all of the shares held by them at any time.

     Except as set forth above in this Item 4, Renika, the Officers and Directors and Chabad House do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time, from time to time, review or reconsider their position with respect to the issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

     (a) and (b) The number of shares of Common Stock of the Issuer held by each person named in response to Item 2 as of the date hereof are as follows:

                                      Aggregate Number           Percentage of
Name                                  Of Shares Owned            Outstanding(1)
----                                  ----------------           --------------

Renika (2)                                  37,974,145                  76.03%
Officers and Directors(2)(3)                46,819,145                   93.7%
Chabad House (3)                             8,845,000                   17.7%

-------------------------

(1) Based on 49,947,785 shares of Common Stock outstanding on July 21, 2006, after giving effect to the issuance of shares of Common Stock upon exercise of the Options.

(2) Renika has the power to vote and to dispose of the shares of Common Stock owned by it. The Officers and Directors may be deemed to share beneficial ownership of the shares of Common Stock owned by Renika.

(3) Chabad House has the power to vote and to dispose of the shares of Common Stock owned by it. The Officers and Directors may be deemed to share beneficial ownership of the shares of Common Stock owned by Chabad House.

     (c)  Except as set forth above,  none of the persons  listed in response to
          Item 2 above acquired any shares of Common Stock of the Issuer during the past 60 days.

     (d)(i) The shares of Common Stock are held by Renika as trustee of a family trust (the "Trust") for the benefit of certain members of the family of the Officers and Directors. Renika has full power to vote and dispose of the shares of Common Stock owned by it. The proceeds of any such sale may be used, in the discretion of Renika, for the benefit of the beneficiaries of the Trust.

     (ii) The shares of Common Stock are held by Chabad House as trustee of The Heichal Menachem Community Centre Fund, a charitable organization. Chabad House has full power to vote and dispose of the shares of Common Stock owned by it.

     Except as described above, no person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in
Item 2 hereof, or between such persons and the other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

        Exhibit 1 Agreement Pursuant to Rule 13d - 1(k)

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          RENIKA PTY. LTD.


                                          By        /s/ Joseph I. Gutnick
                                              ----------------------------------
                                                    Director
Dated:  July 25, 2006


                                              /s/ Joseph I. Gutnick
                                          --------------------------------------
                                                 Joseph I. Gutnick

                                              /s/ Stera M. Gutnick
                                          --------------------------------------
                                                 Stera M. Gutnick


                                          CHABAD HOUSE OF CAULFIELD PTY. LTD.


                                          By        /s/ Joseph I. Gutnick
                                              ----------------------------------
                                                    Director

                                    Exhibit 1

                       Agreement Pursuant to Rule 13d-1(k)

     Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned acknowledges and agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth herein below and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it or him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it or he knows or has reason to believe that such information is inaccurate.

                                          RENIKA PTY. LTD.


                                          By        /s/ Joseph I. Gutnick
                                              ----------------------------------
                                                    Director
Dated:  July 25, 2006


                                          CHABAD HOUSE OF CAULFIELD PTY. LTD.


                                          By        /s/ Joseph I. Gutnick
                                              ----------------------------------
                                                    Director



                                              /s/ Joseph I. Gutnick
                                          --------------------------------------
                                                 Joseph I. Gutnick


                                              /s/ Stera M. Gutnick
                                          --------------------------------------
                                                 Stera M. Gutnick